RULE NO. 424(b)(5)
                                                  REGISTRATION NO. 333-68747

PROSPECTUS
----------

                           MERRILL LYNCH & CO., INC.

       S&P 500 INFLATION ADJUSTED MARKET INDEX TARGET-TERM SECURITIES(R)
                            DUE SEPTEMBER 24, 2007
                             "MITTS(R) SECURITIEs"

         This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the MITTS Securities.



THE MITTS SECURITIES:
o    100% principal protection at maturity.
o    No payments before the maturity date.
o    Senior unsecured debt securities of Merrill Lynch & Co., Inc.
o    Linked to the value of the S&P 500 Index.
o    The MITTS Securities are listed on the New York Stock
     Exchange under the symbol "IEM".

PAYMENT AT MATURITY:
o On the maturity date, for each unit of the MITTS Securities you own, we will pay you an amount equal to the sum of
     o    the principal amount of each unit, adjusted by the CPI, and
     o an additional amount based on the percentage increase, if any, in the value of the S&P 500 Index, adjusted as described in this prospectus.
o You will receive no less than the principal amount of the MITTS Securities and the additional amount you receive, if any, will not exceed $10.


               INVESTING IN THE MITTS SECURITIES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.

                               ----------------

                              MERRILL LYNCH & CO.
                               ----------------

                 The date of this prospectus is June 24, 1999.

"MITTS" and "Market Index Target-Term Securities" are registered service marks owned by Merrill Lynch & Co., Inc.
"Standard & Poor's(R)", "Standard & Poor's 500", "S&P 500(R)", "S&P(R)" and "500", are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc. and ML&Co. is an authorized sublicensee.





                               TABLE OF CONTENTS
                                                                          PAGE

RISK FACTORS................................................................3

MERRILL LYNCH & CO., INC....................................................7

RATIO OF EARNINGS TO FIXED CHARGES..........................................8

DESCRIPTION OF THE MITTS SECURITIES.........................................9

THE INDEX..................................................................17

CONSUMER PRICE INDEX.......................................................20

OTHER TERMS................................................................21

PROJECTED PAYMENT SCHEDULE.................................................24

WHERE YOU CAN FIND MORE INFORMATION........................................25

INCORPORATION OF INFORMATION WE FILE WITH THE SEC..........................26

PLAN OF DISTRIBUTION.......................................................27

EXPERTS....................................................................27










                                 RISK FACTORS

         Your investment in MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

YOU MAY NOT EARN A RETURN ON YOUR INVESTMENT

         You should be aware that at maturity we will pay you no more than the principal amount, as adjusted, for each unit of the MITTS Securities you own if the average value of the S&P 500 Index over five trading days shortly before the maturity date is less than 1089.38. This will be true even if the value of the S&P 500 Index was higher than 1089.38 at some time during the life of the MITTS Securities but later falls below 1089.38.

         You will not receive an amount in addition to the principal amount, as adjusted, that exceeds $10 per unit regardless of how much the S&P 500 Index increases. If the S&P 500 Index reaches a value of 2178.76, you will receive an additional amount of $10. Since $10 is the maximum additional amount we will pay, you will not receive any incremental benefit from increases beyond that value. If we pay you the maximum additional amount of $10 per unit, this will represent a maximum annualized rate of return of 7.05% compounded semi-annually over a term of ten years. This limitation does not apply to the principal amount, as adjusted, which is dependent on changes in the Consumer Price Index or CPI.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you consider the effect of factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN THE S&P 500 INDEX

         S&P calculates the S&P 500 Index by reference to the prices of the common stocks comprising the S&P 500 Index without taking into consideration the value of dividends paid on those stocks. Therefore, the return you earn on the MITTS Securities, if any, will not be the same as the return that you would earn if you actually owned each of the common stocks in the S&P 500 Index and received the dividends paid on those stocks.

MANY FACTORS MAY AFFECT THE VALUE OF THE CONSUMER PRICE INDEX

         Changes in the CPI will affect the principal amount, as adjusted, that we will pay you at maturity. The changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which ML&Co. has no control.

         In the past, the CPI has experienced periods of volatility and this volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

         As a result of any change of calculating the CPI, the principal amount, as adjusted, payable on the MITTS Securities, and therefore the value of the MITTS Securities could be significantly reduced. If the CPI is substantially altered, the calculation agent may employ a substitute index to calculate the principal amount, as adjusted, as described under "Description of MITTS Securities--Payment at Maturity".

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR THE MITTS SECURITIES IN THE FUTURE

         Although the MITTS Securities are listed on the NYSE under the symbol "IEM," you cannot assume that a trading market will continue to exist for the MITTS Securities. If a trading market in the MITTS Securities continues to exist, you cannot assume that there will be liquidity in the trading market. The continued existence of a trading market for the MITTS Securities will depend on our financial performance and other factors such as the appreciation, if any, of the value of the S&P 500 Index.

         If the trading market for the MITTS Securities is limited and you do not wish to hold your investment until maturity, there may be a limited number of buyers for your MITTS Securities. This may affect the price you receive if you sell before maturity.

MANY FACTORS AFFECT THE TRADING VALUE OF THE MITTS SECURITIES; THESE FACTORS INTERRELATE IN COMPLEX WAYS AND THE EFFECT OF ANY ONE FACTOR MAY OFFSET OR MAGNIFY THE EFFECT OF ANOTHER FACTOR

         The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may magnify the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the S&P 500 Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         THE VALUE OF THE S&P 500 INDEX IS EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the S&P 500 Index exceeds 1089.38. If you choose to sell your MITTS Securities when the value of the S&P 500 Index exceeds 1089.38, you may receive substantially less than the amount that would be payable at maturity based on that S&P 500 Index value because of the expectation that the S&P 500 Index will continue to fluctuate until the maturity of the MITTS Securities. If you choose to sell your MITTS Securities when the value of the S&P 500 Index is below 1089.38, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates may increase the value of the S&P 500 Index while falling U.S. dividend rates may decrease the value of the S&P 500 Index. Political, economic and other developments that affect the stocks included in the S&P 500 Index may also affect the value of the S&P 500 Index and the value of the MITTS Securities.

         CHANGES IN THE LEVELS OF U.S. INTEREST RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Because the MITTS Securities repay, at a minimum, the principal amount at maturity, we expect that changes in interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease. Conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Interest rates may also affect the U.S. economy and, in turn, the value of the S&P 500 Index. Rising interest rates may lower the value of the S&P 500 Index and, thus, the MITTS Securities. Falling rates may increase the value of the S&P 500 Index and, thus, may increase the value of the MITTS Securities.

         THE VALUE OF THE CPI MAY AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. The principal amount of the MITTS Securities, as adjusted, will generally be higher in direct proportion to the percentage increase, if any, in the value of the CPI from when the initial CPI is fixed to when the final CPI is determined. However, interim increases in the CPI may or may not result in increases in the trading value of the MITTS Securities because of other economic factors. For example, an increase in the CPI may be accompanied by higher interest rates. Higher interest rates could offset any positive impact of increases in the CPI on the trading value of the MITTS Securities.

         CHANGES IN THE VOLATILITY OF THE S&P 500 INDEX OR THE CPI ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the S&P 500 Index or of the CPI increases, we expect that the trading value of the MITTS Securities will increase. Conversely, if the volatility of the S&P 500 Index or of the CPI decreases, we expect that the trading value of the MITTS Securities will decrease.

         AS THE TIME REMAINING TO MATURITY OF THE MITTS SECURITIES DECREASES, THE "TIME PREMIUM" ASSOCIATED WITH THE MITTS SECURITIES WILL DECREASE. We anticipate that prior to the maturity of the MITTS Securities, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the S&P 500 Index. This difference will reflect a "time premium" due to expectations concerning the value of the S&P 500 Index during the period prior to maturity of the MITTS Securities. However, as the time remaining to maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

         CHANGES IN DIVIDEND YIELDS OF THE STOCKS INCLUDED IN THE S&P 500 INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. If dividend yields on the stocks included in the S&P 500 Index increase, we expect that the value of the MITTS Securities will decrease. Conversely, if dividend yields on the stocks included in the S&P 500 Index decrease, we expect that the value of the MITTS Securities will increase.

         CHANGES IN OUR CREDIT RATINGS MAY AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the S&P 500 Index at maturity, an improvement in our credit ratings will not reduce investment risks related to the MITTS Securities.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the S&P 500 Index or the CPI will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

AMOUNTS PAYABLE ON THE MITTS SECURITIES MAY BE LIMITED BY STATE LAW

         New York State laws govern the indenture under which the MITTS Securities were issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the MITTS Securities holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY MERRILL LYNCH

         We and our other affiliates may from time to time buy or sell the stocks underlying the S&P 500 Index for their own accounts for business reasons or in connection with hedging ML&Co.'s obligations under the MITTS Securities. These transactions could affect the price of those stocks and the value of the S&P 500 Index.

POTENTIAL CONFLICTS OF INTERESTS

         The calculation agent is a subsidiary of ML&Co., the issuer of the MITTS Securities. In come circumstances, MLPF&S' roles as a subsidiary of ML&Co. and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. You should be aware that because the calculation agent is controlled by ML&Co., potential conflicts of interest could arise; however, the calculation agent is subject to limits and has certain duties. For example, in the case of the CPI, the calculation agent could only adjust a value of the CPI to undo a change to how the CPI is calculated or select a successor measure for inflation to maintain the intended economic benefits of the MITTS Securities to you if the CPI is discontinued. The calculation agent could not otherwise adjust a value of the CPI or replace the CPI with another measure of inflation.






                           MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

         o   securities brokerage, trading and underwriting;

         o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

         o asset management and other investment advisory and recordkeeping services;

         o trading and brokerage of swaps, options, forwards, futures and other derivatives;

         o   securities clearance services;

         o   equity, debt and economic research;

         o banking, trust and lending services, including mortgage lending and related services; and

         o   insurance sales and underwriting services.

         We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is (212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of the MITTS Securities described in this prospectus.







                      RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:


                                                                                                 FOR THE THREE
                                                     YEAR ENDED LAST FRIDAY IN DECEMBER           MONTHS ENDED
                                                 1994     1995     1996     1997      1998       MARCH 26, 1999
                                                 ----     ----     ----     ----      ----       --------------

Ratio of earnings to fixed charges(a).........    1.2      1.2      1.2      1.2       1.1             1.3
----------
(a)  The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.

         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.









                      DESCRIPTION OF THE MITTS SECURITIES

         On September 24, 1997, ML&Co. issued $16,500,000 aggregate principal amount of S&P 500 MITTS Securities due September 24, 2007. The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture which is more fully described in this prospectus.

         The MITTS Securities will mature on September 24, 2007.

         While at maturity a beneficial owner of a MITTS Security will receive the principal amount of the MITTS Security, as adjusted, plus the Supplemental Redemption Amount described below, if any, there will be no other payment of interest, periodic or otherwise. See "- Payment at Maturity" below.

         The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. Upon the occurrence of an Event of Default with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "- Events of Default and Acceleration" and "Other Terms - Events of Default" in this prospectus.

         The MITTS Securities were issued in denominations of whole units.

PAYMENT AT MATURITY

         At the maturity date, a beneficial owner of a MITTS Security will be entitled to receive the Adjusted Principal Amount of each unit plus the Supplemental Redemption Amount, if any, all as provided below. If the Ending Index Value does not exceed the Benchmark Index Value, a beneficial owner of a MITTS Security will be entitled to receive only the principal amount of its MITTS Securities.

DETERMINATION OF THE ADJUSTED PRINCIPAL AMOUNT

         The "ADJUSTED PRINCIPAL AMOUNT" for a MITTS Security will be determined by the calculation agent, and will equal the greater of:

         (a) the principal amount of the MITTS Security ($10 for each unit);
and

                                                           ( Final CPI )
         (b) the principal amount of the MITTS Security  X (-----------)
                                                           (Initial CPI)

         "INITIAL CPI" equals 160.3, the value of the CPI for the third calendar month prior to the month containing the Pricing Date.

         "FINAL CPI" shall be determined by the calculation agent and will equal the value of the CPI for the third calendar month prior to September 24, 2007 as reported on the seventh calendar day prior to the maturity date.

         "CPI" means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the Department of Labor (the "BLS").

         If a previously reported CPI value is revised by the BLS after the Final CPI is determined, the calculation agent will continue to use the previously reported CPI value in calculating the Adjusted Principal Amount.

         If the CPI is rebased to a different year, the calculation agent will continue to use the CPI based on the base reference period in effect on the Pricing Date for those purposes, as long as the CPI continues to be published.

DETERMINATION OF THE SUPPLEMENTAL REDEMPTION AMOUNT

         The "SUPPLEMENTAL REDEMPTION AMOUNT" for a MITTS Security will be determined by the calculation agent and will equal:

Principal Amount of  the MITTS Security ($10 per unit) X   (Ending Index Value - Benchmark Index Value)
                                                           (------------------------------------------)
                                                           (               Benchmark Index Value      )

PROVIDED, HOWEVER, that in no event will the Supplemental Redemption Amount be less than zero or more than $10 per unit. As indicated in the formula above, the calculation agent will calculate the Supplemental Redemption Amount for the MITTS Securities using the principal amount of the MITTS Securities, not the Adjusted Principal Amount which may be greater if the CPI has increased over the term of the MITTS Securities.

         The "BENCHMARK INDEX VALUE" equals 1089.38. The Benchmark Index Value was determined on the Pricing Date by multiplying the Starting Index Value by a factor equal to 115%.

         The "ENDING INDEX VALUE" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the S&P 500 Index (the "Index") determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Index Value will equal the average or arithmetic mean of the closing values of the Index on these Calculation Days. If there is only one Calculation Day, then the Ending Index Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period because of Market Disruption Events, then the Ending Index Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrences of a Market Disruption Event on that day.

         The "CALCULATION PERIOD" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

         "CALCULATION DAY" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         For purposes of determining the Ending Index Value, an "INDEX BUSINESS DAY" is a day on which the NYSE and the American Stock Exchange are open for trading and the Index or any Successor Index, as defined below on page 12, is calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.



HYPOTHETICAL RETURNS

         The following table provides the amount payable to beneficial owners of MITTS Securities related to the pretax annualized rates of return given in the table on the following page for a range of hypothetical annualized rates of change in the CPI and percentage changes in the Index from the Starting Index Value to the Ending Index Value.

                                                  ANNUALIZED RATE OF CHANGE IN CPI
                            --------------------------------------------------------------
PERCENTAGE CHANGE IN INDEX
FROM  STARTING INDEX VALUE  -3.00%  -1.00%  0.00%   1.00%   3.00%   5.00%    7.00%   9.00%
--------------------------  ------  ------  -----   -----   -----   -----    -----   -----

-50.00%.....................$ 10.00 $ 10.00 $ 10.00 $ 11.05 $ 13.44 $ 16.29  $19.67  $23.67
-30.00%.....................  10.00   10.00   10.00   11.05   13.44   16.29   19.67   23.67
-10.00%.....................  10.00   10.00   10.00   11.05   13.44   16.29   19.67   23.67
0.00%.......................  10.00   10.00   10.00   11.05   13.44   16.29   19.67   23.67
10.00%......................  10.00   10.00   10.00   11.05   13.44   16.29   19.67   23.67
30.00%......................  11.30   11.30   11.30   12.35   14.74   17.59   20.98   24.98
50.00%......................  13.04   13.04   13.04   14.09   16.48   19.33   22.71   26.72
70.00%......................  14.78   14.78   14.78   15.83   18.22   21.07   24.45   28.46
90.00%......................  16.52   16.52   16.52   17.57   19.96   22.81   26.19   30.20
110.00%.....................  18.26   18.26   18.26   19.31   21.70   24.55   27.93   31.93
130.00%.....................  20.00   20.00   20.00   21.05   23.44   26.29   29.67   33.67
150.00%.....................  20.00   20.00   20.00   21.05   23.44   26.29   29.67   33.67
170.00%.....................  20.00   20.00   20.00   21.05   23.44   26.29   29.67   33.67
190.00%.....................  20.00   20.00   20.00   21.05   23.44   26.29   29.67   33.67


         The following table provides the pretax annualized rate of return to beneficial owners of the MITTS Securities for a range of hypothetical annualized rates of change in the CPI and percentage changes in the Index from the Starting Index Value to the Ending Index Value. The far right column of the table provides the pretax annualized rate of return of an investment in the stocks underlying the Index, which includes an assumed aggregate dividend yield of 1.60% per annum, as more fully described below.

PERCENTAGE CHANGE                                                                        PRETAX ANNUALIZED
    IN INDEX                                                                             RATE OF RETURN OF
  FROM STARTING                                                                          STOCKS UNDERLYING
   INDEX VALUE                  ANNUALIZED RATE OF CHANGE IN CPI (1)                       THE INDEX (2)
   -----------      -------------------------------------------------------------------  -----------------
                    -3.00%    -1.00%   0.00%    1.00%   3.00%    5.00%   7.00%    9.00%
                    ------    ------   -----    -----   -----    -----   -----    -----

-50.00%..........    0.00%     0.00%   0.00%    1.00%   2.98%    4.94%   6.88%    8.81%          -5.24%
-30.00%..........    0.00%     0.00%   0.00%    1.00%   2.98%    4.94%   6.88%    8.81%          -1.95%
-10.00%..........    0.00%     0.00%   0.00%    1.00%   2.98%    4.94%   6.88%    8.81%           0.55%
0.00%............    0.00%     0.00%   0.00%    1.00%   2.98%    4.94%   6.88%    8.81%           1.60%
10.00%...........    0.00%     0.00%   0.00%    1.00%   2.98%    4.94%   6.88%    8.81%           2.56%
30.00%...........    1.23%     1.23%   1.23%    2.12%   3.92%    5.73%   7.55%    9.37%           4.25%
50.00%...........    2.67%     2.67%   2.67%    3.46%   5.06%    6.70%   8.38%   10.07%           5.71%
70.00%...........    3.95%     3.95%   3.95%    4.65%   6.09%    7.59%   9.15%   10.74%           7.00%
90.00%...........    5.08%     5.08%   5.08%    5.72%   7.03%    8.42%   9.86%   11.36%           8.15%
110.00%..........    6.11%     6.11%   6.11%    6.69%   7.90%    9.19%  10.54%   11.95%           9.20%
130.00%..........    7.05%     7.05%   7.05%    7.58%   8.70%    9.90%  11.18%   12.52%          10.15%
150.00%..........    7.05%     7.05%   7.05%    7.58%   8.70%    9.90%  11.18%   12.52%          11.02%
170.00%..........    7.05%     7.05%   7.05%    7.58%   8.70%    9.90%  11.18%   12.52%          11.84%
190.00%..........    7.05%     7.05%   7.05%    7.58%   8.70%    9.90%  11.18%   12.52%          12.60%

---------
(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2)  This rate of return assumes:

         (a) an investment of a fixed amount in the stocks underlying the Index with the allocation of that amount reflecting the current relative weights of the stocks in the Index;

         (b) a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the Starting Index Value to the relevant hypothetical Ending Index Value;

         (c) a constant dividend yield of 1.60% per annum, paid quarterly from the date of initial delivery of MITTS Securities, applied to the value of the Index at the end of each quarter assuming the value increases or decreases linearly from the Starting Index Value to the applicable hypothetical Ending Index Value;

         (d) no transaction fees or expenses;

         (e) a term for the MITTS Securities from September 24, 1997 to September 24, 2007; and

         (f) a final Index value equal to the Ending Index Value. The aggregate dividend yield of the stocks included in the Index as of September 18, 1997 was approximately 1.60%.

         As you can see from the tables, if you assume a 3% per annum change in the CPI during the term of the MITTS Securities and a 70% increase in the Index from the Starting Index Value to the Ending Index Value, $18.22 would be payable at the maturity of the MITTS Securities and the pretax annualized rate of return to beneficial owners of the MITTS Securities calculated on a semi-annual bond equivalent basis would be 6.09%. Given a fixed annual percentage change in the CPI, any increase in the value of the Index above 230% of the Starting Index Value, a percentage increase in the Index from the Starting Index Value of 130%, will not increase the pretax annualized rate of return on the MITTS Securities.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the resulting total and pretax annualized rate of return will depend entirely on the actual Ending Index Value determined by the calculation agent as described in this prospectus.

ADJUSTMENTS TO THE CPI

         If at any time the method of calculating the CPI, or its value, is changed in any material respect, or if the CPI is in any other way modified so that the CPI does not, in the opinion of the calculation agent, fairly represent the value of the CPI had the changes or modifications not been made, then the calculation agent shall make any adjustments for purposes of determining the Final CPI as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of an inflation index comparable to the CPI as if changes or modifications had not been made.

         If the CPI is discontinued while the MITTS Securities are outstanding, the calculation agent shall determine an alternative index that in the calculation agent's sole discretion is comparable to the CPI (the "Successor CPI"). Upon the calculation agent's notification of this determination to the trustee and ML&Co., the calculation agent will substitute the Successor CPI for the CPI. The calculation agent may make any adjustments to the values of the Successor CPI in order to maintain the intended economic benefits to ML&Co. and the holders of the MITTS Securities. Upon any selection by the calculation agent of a Successor CPI, ML&Co. shall cause notice to be given to the Holders of the MITTS Securities.

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENTS

         If at any time the method of calculating the Index, or its value, is changed in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if the changes or modifications had not been made, and calculate the closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, for example, due to a split in the Index, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, for example, as if the split had not occurred.

         "MARKET DISRUPTION EVENT" means either of the following events, as determined by the calculation agent:

         (a) the suspension or material limitation on trading for more than two hours of trading in 100 or more of the securities included in the S&P 500 Index, or

         (b) the suspension or material limitation, in each case, for more than two hours of trading, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in

               (1) futures contracts related to the Index which are traded on the Chicago Mercantile Exchange or

               (2) option contracts related to the Index which are traded on the Chicago Board Options Exchange, Inc.

         A limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

         For the purposes of clause (a) above, any limitations on trading during significant market fluctuations under New York Stock Exchange Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

DISCONTINUANCE OF THE INDEX

         If S&P discontinues publication of the Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (any successor or substitute index is referred to as a "Successor Index"), then, upon the calculation agent's notification of the determination to the trustee and ML&Co., the calculation agent will substitute the Successor Index as calculated by S&P or any other entity for the Index. Upon any selection by the calculation agent of a Successor Index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

         If S&P discontinues publication of the Index and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for any Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Day in accordance with the procedures last used to calculate the Index before the discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If S&P discontinues publication of the Index before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no Successor Index is available at that time, then on each Business Day until the earlier to occur of:

               o    the determination of the Ending Index Value and

               o a determination by the calculation agent that a Successor Index is available,

the calculation agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in THE WALL STREET JOURNAL, or another newspaper of general circulation, and arrange for information with respect to the values to be made available by telephone.

         Despite these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.


EVENTS OF DEFAULT AND ACCELERATION

         In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount per unit, will be equal to the Adjusted Principal Amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities. See "- Payment at Maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount per unit of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

         In case of default in payment of the MITTS Securities, whether at the stated maturity or upon acceleration, from and after the maturity date the MITTS Securities shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 6.58% per annum, to the extent that payment of any interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of any amount has been made or duly provided for.

GLOBAL SECURITIES

         DESCRIPTION OF THE GLOBAL SECURITIES

         Beneficial owners of the MITTS Securities may not receive physical delivery of the MITTS Securities nor may they be entitled to have the MITTS Securities registered in their names. The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, The Depository Trust Company or DTC (DTC, together with any successor thereto, being a "depositary"), as depositary, registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the MITTS Securities represented by a global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or Holders under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC on the procedures of the participant through which that person owns its interest, to exercise any rights of a Holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of Holders or that an owner of a beneficial interest in a global security desires to give or take any action which a Holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and the participants would authorize beneficial owners owning through those participants to give or take action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         DTC PROCEDURES

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of the MITTS Securities, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date identified in a listing attached to the omnibus proxy.

         Principal, premium, if any, and/or interest, if any, payments on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

         EXCHANGE FOR CERTIFICATED SECURITIES

         If:

         o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

         o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

         o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         In addition, ML&Co. may decide to discontinue use of the system of book-entry transfers through the depositary. In that event, MITTS Securities in definitive form will be printed and delivered.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

SAME-DAY SETTLEMENT AND PAYMENT

         ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.


                                   THE INDEX

         Standard & Poor's publishes the Index. The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Standard & Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. The Index is comprised of the common stocks of companies in four main groups:
Industrials, Utilities, Transportation and Financial. Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

         THE INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN THE INDEX. BECAUSE OF THIS, AND DUE TO THE APPLICATION OF THE ADJUSTMENT FACTOR, THE RETURN ON THE MITTS SECURITIES WILL NOT BE THE SAME THAT YOU WOULD RECEIVE IF YOU WERE TO PURCHASE THESE STOCKS AND HOLD THEM FOR A PERIOD EQUAL TO THE TERM OF THE MITTS SECURITIES.

COMPUTATION OF THE INDEX

         Standard & Poor's currently computes the Index as of a particular time as follows:

         (a) the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

         (b) the market values of all component stocks as of that time are aggregated;

         (c) the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

         (d) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

         (e) the current aggregate market value of all component stocks is divided by the Base Value; and

         (f) the resulting quotient, expressed in decimals, is multiplied by ten.

         While Standard & Poor's currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of MITTS Securities upon maturity or otherwise.

         Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as

               o   the issuance of stock dividends,

               o the granting to shareholders of rights to purchase additional shares of stock,

               o the purchase of shares by employees pursuant to employee benefit plans,

               o   consolidations and acquisitions,

               o the granting to shareholders of rights to purchase other securities of ML&Co.,

               o the substitution by Standard & Poor's of particular component stocks in the Index, and

               o   other reasons.

         In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

                                (New Market Value)
        Old Base Value X        (----------------)     =   New Base Value
                                (Old Market Value)

         The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.


LICENSE AGREEMENT

         S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with particular securities, including the Securities, and ML&Co. is an authorized sublicensee thereof.

         The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

                  "The MITTS Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the Holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly or the ability of the Index to track general stock market performance. S&P's only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the MITTS Securities. S&P has no obligation to take the needs of ML&Co. or the Holders of the MITTS Securities into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the MITTS Securities, prices at which the MITTS Securities are to initially be sold, or quantities of the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities."


                             CONSUMER PRICE INDEX

         The Consumer Price Index or CPI, is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.

         All disclosure contained in this prospectus regarding the CPI, including, without limitation, its composition, method of calculation and changes in its components, is derived from publicly available information prepared by the United States Government. Neither ML&Co. nor the underwriter takes any responsibility for the accuracy or completeness of this information.

         The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-1984 reference period is 100, an increase of 16.5 percent from that period would result in a CPI value equal to 116.5. The CPI for a particular month is released and published during the following month. From time to time, the CPI is rebased to a more recent base reference period. The base reference period for these Notes is the 1982-1984 average which is equal to 100.

         Historical data on the CPI is available from the U.S. Department of Labor's Bureau of Labor Statistics, Washington, D.C. 20212 or by accessing the Bureau of Labor Statistics' web site located at http://www.bls.gov.


                                  OTHER TERMS

         ML&Co. issued the MITTS Securities as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         ML&Co. may issue series of senior debt securities from time to time under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

LIMITATIONS UPON LIENS

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

LIMITATION ON DISPOSITION OF VOTING STOCK OF, AND MERGER AND SALE OF ASSETS BY, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any such transaction, MLPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

          o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

          o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

MERGER AND CONSOLIDATION

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

          o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

               o pay any amounts due and payable or deliverable with respect to all the senior debt securities; and

               o perform and observe all of ML&Co.'s obligations under the 1983 Indenture, and

          o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

MODIFICATION AND WAIVER

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of senior debt securities affected. However, without the consent of each holder of any outstanding senior debt security affected, no amendment or modification to the 1983 Indenture may:

         o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

         o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

         o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

         o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

         o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the 1983 Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default".

EVENTS OF DEFAULT

         Each of the following will be Events of Default with respect to senior debt securities of any series:

         o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

         o    default in the payment of any principal or premium when due;

         o    default in the deposit of any sinking fund payment, when due;

         o default in the performance of any other obligation of ML&Co. contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

         o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

         o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

         If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding senior debt securities of that series may waive any Event of Default with respect to that series, except a default:

         o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

         o in respect of an obligation or provision of the 1983 Indenture which cannot be modified under the terms of that Indenture without the consent of each holder of each outstanding security of each series of senior debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.


                          PROJECTED PAYMENT SCHEDULE

         Solely for purposes of applying the final Treasury Department Regulations (the "Final Regulations") concerning the United States Federal income tax treatment of contingent payment debt instruments to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of a projected amount equal to $19.0973 per unit. This represents an estimated yield on the MITTS Securities equal to 6.58% per annum (compounded semiannually).

         The projected payment schedule (including both the projected Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (I.E., for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what either the actual Adjusted Principal Amount or the actual Supplemental Redemption Amount will be, or that either the actual Adjusted Principal Amount will exceed $10 or that the actual Supplemental Redemption Amount will even exceed zero.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over a term of ten years for the MITTS Securities based upon a projected payment schedule for the MITTS Securities (including both the projected Supplemental Redemption Amount and the estimated yield equal to 6.58% per annum (compounded semiannually)) as determined by ML&Co. for purposes of application of the Final Regulations to the MITTS Securities:

                                                                                                         TOTAL INTEREST
                                                                                                           DEEMED TO
                                                                                 INTEREST DEEMED TO     HAVE ACCRUED ON
                                                                                   ACCRUE DURING      SECURITIES AS OF END
                                                                                      ACCRUAL          OF ACCRUAL PERIOD
                  ACCRUAL PERIOD                                                 PERIOD (PER UNIT)         (PER UNIT)
                  --------------                                                 -----------------         ----------
September 24, 1997 through March 23, 1998.............................                $0.3244               $0.3244
March 24, 1998 through September 23, 1998.............................                $0.3415               $0.6659
September 24, 1998 through March 23, 1999.............................                $0.3490               $1.0149
March 24, 1999 through September 23, 1999.............................                $0.3624               $1.3773
September 24, 1999 through March 23, 2000.............................                $0.3743               $1.7516
March 24, 2000 through September 23, 2000.............................                $0.3867               $2.1383
September 24, 2000 through March 23, 2001.............................                $0.3993               $2.5376
March 24, 2001 through September 23, 2001.............................                $0.4125               $2.9501
September 24, 2001 through March 23, 2002.............................                $0.4261               $3.3762
March 24, 2002 through September 23, 2002.............................                $0.4401               $3.8163
September 24, 2002 through March 23, 2003.............................                $0.4545               $4.2708
March 24, 2003 through September 23, 2003.............................                $0.4695               $4.7403
September 24, 2003 through March 23, 2004.............................                $0.4850               $5.2253
March 24, 2004 through September 23, 2004.............................                $0.5009               $5.7262
September 24, 2004 through March 23, 2005.............................                $0.5174               $6.2436
March 24, 2005 through September 23, 2005.............................                $0.5344               $6.7780
September 24, 2005 through March 23, 2006.............................                $0.5520               $7.3300
March 24, 2006 through September 23, 2006.............................                $0.5701               $7.9001
September 24, 2006 through March 23, 2007.............................                $0.5890               $8.4891
March 24, 2007 through September 24, 2007.............................                $0.6082               $9.0973

---------
Projected Redemption Amount = $19.0973 per unit.

         All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for the information to Merrill Lynch & Co., Inc., Attn:
Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.


                      WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.


               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

         o    incorporated documents are considered part of the prospectus;

         o we can disclose important information to you by referring you to those documents; and

         o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

         o    annual report on Form 10-K for the year ended December 25, 1998;

         o quarterly report on Form 10-Q for the period ended March 26, 1999; and

         o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
              February 23, 1999, March 26, 1999, April 13, 1999, April 19,
              1999, May 26, 1999, May 28, 1999 and June 1, 1999.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

         o    reports filed under Sections 13(a) and (c) of the Exchange Act;

         o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

         o    any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435.


                             PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S may act as principal or agent in these market-making transactions.

         The MITTS Securities may be offered on the NYSE or off the exchange in negotiated transactions or otherwise.

         The distribution of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.


                                    EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.